Mail Stop 4561

October 12, 2007

VIA U.S. MAIL AND FAX (630) 218-4955

Brenda G. Gujral
President
InLand Capital Fund, L.P.
2901 Butterfield Road
Oak Brook, IL 60523

>   **Re: InLand Capital Fund, L.P.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 22, 2007**
>   **File No. 000-21606**

Dear Ms. Gujral:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief